EXHIBIT 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

							Three
							Months
							Ended
	Year Ended December 31,						March 31,
(unaudited)	2001	2002		2003	2004	2005	2006

Earnings:
Income (loss) from continuing operations before income taxes	$12,289	$(1,612)		$5,735	$20,916	$71,581	$31,500
Fixed charges	3,426	4,832		5,234	9,714	13,065	3,138

Earnings	$15,715	$3,220		$10,969	$30,630	$84,646	$34,638

Fixed charges:
Interest expense	$3,426	$4,832		$5,234	$9,714	$13,065	$3,138

Ratio of earnings to fixed charges	4.6	—	(1)	2.1	3.2	6.5	11.0

(1)	For the year ended December 31, 2002, our ratio of earnings to fixed charges was less than one-to-one, and our coverage deficiency was $6.4 million.